Exhibit 99.1

AirMedia Announces Unaudited First Quarter 2012 Financial Results

Beijing, China – May 14, 2012 – AirMedia Group Inc. (“AirMedia” or the “Company”) (Nasdaq: AMCN), a leading operator of out-of-home advertising platforms in China targeting mid-to-high-end consumers, today announced its unaudited financial results for the first quarter ended March 31, 2012.

First Quarter 2012 Financial Highlights

•	Total revenues increased by 10.1% year-over-year to US$67.5 million.

•	Net loss attributable to AirMedia’s shareholders was US$7.3 million. Basic and diluted net loss attributable to AirMedia’s shareholders per American Depositary Share (“ADS”) were both US$0.12.

•

Adjusted net loss attributable to AirMedia’s shareholders (non-GAAP), which is net loss attributable to AirMedia’s shareholders excluding share-based compensation expenses, amortization of acquired intangible assets, impairment of goodwill and impairment of intangible assets, was US$5.4 million. Adjusted basic and diluted net loss attributable to AirMedia’s shareholders per ADS (non-GAAP) were both US$0.09.

“Although we had a relatively weak first quarter due to the usual seasonality as well as advertisers’ caution and delay of advertising spending, we haven’t changed our expectation of a strong second half of the year. We are working hard to continue to strengthen our market position and to make our media assets more valuable,” commented Herman Guo, chairman and chief executive officer of AirMedia.

“Despite the year-over-year decline of advertising revenues from automobile advertisers in the first quarter of this year, strong growth from many other sectors was more than enough to offset the shortfall from the automobile sector. We plan to continue to diversify our revenue sources and expect more robust growth when automobile advertising revenues resume strong growth,” Ping Sun, AirMedia’s chief financial officer, commented.

First Quarter 2012 Financial Results

Revenues

Total revenues by product line (numbers in US$ 000’s except for percentages):

	Quarter Ended March 31, 2012	% of Total Revenues	Quarter Ended December 31, 2011	% of Total Revenues	Quarter Ended March 31, 2011	% of Total Revenues	Y/Y Growth rate	Q/Q Growth rate
Air Travel Media Network	62,299	92.2%	79,434	90.4%	56,973	92.9%	9.3%	-21.6%
Digital frames in airports	31,927	47.3%	38,287	43.6%	30,192	49.2%	5.7%	-16.6%
Digital TV screens in airports	2,169	3.2%	9,370	10.7%	5,209	8.5%	-58.4%	-76.9%
Digital TV screens on airplanes	5,017	7.4%	7,533	8.6%	6,799	11.1%	-26.2%	-33.4%
Traditional media in airports	21,799	32.3%	22,234	25.3%	13,901	22.7%	56.8%	-2.0%
Other revenues in air travel	1,387	2.0%	2,010	2.2%	872	1.4%	59.1%	-31.0%
Gas Station Media Network	3,290	4.9%	5,948	6.8%	1,799	2.9%	82.9%	-44.7%
Other Media	1,955	2.9%	2,448	2.8%	2,581	4.2%	-24.3%	-20.1%

Total revenues	67,544	100.0%	87,830	100.0%	61,353	100.0%	10.1%	-23.1%

Net revenues	66,144		84,994		59,901		10.4%	-22.2%

Total revenues for the first quarter of 2012 reached US$67.5 million, representing a year-over-year increase of 10.1% from US$61.4 million and a quarter-over-quarter decrease of 23.1% from US$87.8 million. The year-over-year increase was primarily due to increases in revenues from traditional media in airports, gas station media network and digital frames in airports. The quarter-over-quarter decrease was due to decreases in revenues from all of the Company’s product lines.

Revenues from digital frames in airports

Revenues from digital frames in airports for the first quarter of 2012 increased by 5.7% year-over-year and decreased by 16.6% quarter-over-quarter to US$31.9 million. The year-over-year increase was due to the Company’s continued sales efforts and advertisers’ growing acceptance of AirMedia’s digital frames. The quarter-over-quarter decrease was primarily due to a seasonally weak quarter in the first quarter of 2012, as well as advertisers’ caution and delay of advertising spending.

Revenues from digital TV screens in airports

Revenues from digital TV screens in airports for the first quarter of 2012 decreased by 58.4% year-over-year and by 76.9% quarter-over-quarter to US$2.2 million. The year-over-year and quarter-over-quarter decreases were primarily due to a drop in demand from advertisers. AirMedia plans to continue searching for ways to raise advertisers’ interest and to turn around this product line.

Revenues from digital TV screens on airplanes

Revenues from digital TV screens on airplanes for the first quarter of 2012 decreased by 26.2% year-over-year and by 33.4% quarter-over-quarter to US$5.0 million. The year-over-year and quarter-over-quarter decreases were primarily due to a seasonally weak quarter in the first quarter of 2012, as well as advertisers’ caution and delay of advertising spending.

Revenues from traditional media in airports

Revenues from traditional media in airports for the first quarter of 2012 increased by 56.8% year-over-year and decreased by 2.0% quarter-over-quarter to US$21.8 million. The year-over-year increase was primarily due to the Company’s continued sales efforts and advertisers’ growing acceptance of AirMedia’s traditional media in airports. The quarter-over-quarter decrease was primarily due to a seasonally weak quarter in the first quarter of 2012.

Revenues from the gas station media network

Revenues from the gas station media network for the first quarter of 2012 increased by 82.9% year-over-year and decreased by 44.7% quarter-over-quarter to US$3.3 million. The year-over-year increase was primarily due to the Company’s continued sales efforts and advertisers’ growing acceptance of AirMedia’s gas station media network. The quarter-over-quarter decrease was primarily due to a seasonally weak quarter in the first quarter of 2012 and the fact that sales pace has to slow down slightly because of the lack of enough resources to fulfill orders efficiently.

Revenues from other media

Revenues from other media were primarily revenues from unipole signs and other outdoors media. Revenues from other media for the first quarter of 2012 decreased by 24.3% year-over-year and decreased by 20.1% quarter-over-quarter to US$2.0 million. The year-over-year decrease was primarily due to a drop in demand from real estate advertisers. The quarter-over-quarter decrease was primarily due to a seasonally weak quarter in the first quarter of 2012.

Business tax and other sales tax

Business tax and other sales tax for the first quarter of 2012 were US$1.4 million, compared to US$1.5 million in the same period one year ago and US$2.8 million in the previous quarter. For purposes of calculating the amount of business and other sales tax, concession fees are deducted from total revenues, as permitted under applicable PRC tax law.

Net revenues

Net revenues for the first quarter of 2012 reached US$66.1 million, representing a year-over-year increase of 10.4% from US$59.9 million and a quarter-over-quarter decrease of 22.2% from US$85.0 million.

Cost of Revenues

Cost of revenues for the first quarter of 2012 was US$62.8 million, representing a year-over-year increase of 11.8% from US$56.2 million and a quarter-over-quarter decrease of 4.5% from US$65.8 million. The year-over-year increase was primarily due to an increase in concession fees. The quarter-over-quarter decrease was primarily due to lower agency fees for third-party advertising agencies. Cost of revenues as a percentage of net revenues in the first quarter of 2012 was 95.0%, up from 93.8% in the same period one year ago and up from 77.4% in the previous quarter.

AirMedia incurs concession fees to airports for placing and operating digital frames, digital TV screens, traditional media and other displays in airports, to airlines for playing programs on their digital TV screens, to Sinopec for placing outdoors media in its gas stations and to other media resources owners for placing unipole signs and other outdoors media.

Concession fees for the first quarter of 2012 increased by 14.7% year-over-year and by 5.1% quarter-over-quarter to US$43.4 million. The year-over-year and quarter-over-quarter increases were primarily due to newly signed or renewed concession rights contracts during the period. Concession fees as a percentage of net revenues in the first quarter of 2012 was 65.7%, increasing from 63.2% in the same period one year ago and from 48.6% in the previous quarter. The year-over-year increase of concession fees as a percentage of net revenues was primarily due to the fact that incremental concession fees grew at a faster pace than revenue growth. The quarter-over-quarter increase of concession fees as a percentage of net revenues was primarily due to the fact that revenues decreased while concession fees increased due to newly signed or renewed concession rights contracts.

Gross Profit

Gross profit for the first quarter of 2012 was US$3.3 million, compared to gross profit of US$3.7 million in the same period one year ago and gross profit of US$19.2 million in the previous quarter.

Gross profit as a percentage of net revenues for the first quarter of 2012 was 5.0%, compared to gross profit as a percentage of net revenues of 6.2% in the same period one year ago and gross profit as a percentage of net revenues of 22.6% in the previous quarter. The year-over-year decrease in gross profit as a percentage of net revenues was primarily due to the fact that cost of revenues grew faster than net revenues. The quarter-over-quarter decrease in gross profit as a percentage of net revenues was primarily due to the fact that net revenues decreased faster than cost of revenues.

Operating Expenses

Operating expenses (numbers in US$ 000’s except for percentages):

	Quarter Ended March 31, 2012	% of Net Revenues	Quarter Ended December 31, 2011	% of Net Revenues	Quarter Ended March 31, 2011	% of Net Revenues	Y/Y Growth rate	Q/Q Growth rate
Selling and marketing expenses	4,083	6.2%	4,984	5.9%	4,289	7.2%	-4.8%	-18.1%
General and administrative expenses	6,128	9.3%	7,245	8.5%	4,854	8.1%	26.2%	-15.4%
Impairment of goodwill	—	0.0%	1,003	1.2%	—	0.0%	N/A	N/A

Total operating expenses	10,211	15.5%	13,232	15.6%	9,143	15.3%	11.7%	-22.8%

Adjusted operating expenses (non-GAAP)	8,314	12.6%	10,695	12.6%	7,495	12.5%	10.9%	-22.3%

Total operating expenses for the first quarter of 2012 were US$10.2 million, representing a year-over-year increase of 11.7% from US$9.1 million and a quarter-over-quarter decrease of 22.8% from US$13.2 million.

Total operating expenses for the first quarter of 2012 included share-based compensation expenses of US$992,000, compared to share-based compensation expenses of US$709,000 in the same period one year ago and share-based compensation expenses of US$582,000 in the previous quarter. The year-over-year increase in share-based compensation expenses was primarily due to the stock options granted on March 22, 2011, which did not have a full quarter impact in the first quarter of 2011.

Adjusted operating expenses (non-GAAP) for the first quarter of 2012, which excluded share-based compensation expenses, amortization of acquired intangible assets, impairment of goodwill, and impairment of intangible assets, were US$8.3 million, representing a year-over-year increase of 10.9% from US$7.5 million and a quarter-over-quarter decrease of 22.3% from US$10.7 million. Adjusted operating expenses as a percentage of net revenues (non-GAAP) in the first quarter of 2012 was 12.6%, compared to 12.5% in the same period one year ago and 12.6% in the previous quarter.

Please refer to the attached table captioned “Reconciliation of GAAP Operating Expenses to Non-GAAP Adjusted Operating Expenses” for a reconciliation of operating expenses under U.S. GAAP to adjusted operating expenses (non-GAAP).

Selling and marketing expenses for the first quarter of 2012 were US$4.1 million, including share-based compensation expenses of US$297,000. This represented a year-over-year decrease of 4.8% from US$4.3 million and a quarter-over-quarter decrease of 18.1% from US$5.0 million. The year-over-year decrease was primarily due to lower professional fees. The quarter-over-quarter decrease was primarily due to lower sales commissions for the Company’s direct sales force.

General and administrative expenses for the first quarter of 2012 were US$6.1 million, including share-based compensation expenses of US$695,000. This represented a year-over-year increase of 26.2% from US$4.9 million and a quarter-over-quarter decrease of 15.4% from US$7.2 million. The year-over-year increase was primarily due to higher salary expenses, higher share-based compensation expenses, higher bad-debt provisions and higher professional fees. The quarter-over-quarter decrease was primarily due to lower bad-debt provisions, which were partially offset by higher salary expenses and higher professional fees.

Loss/Income from Operations

Loss from operations for the first quarter of 2012 was US$6.9 million, compared to loss from operations of US$5.4 million in the same period one year ago and income from operations of US$6.0 million in the previous quarter. Loss from operations as a percentage of net revenues for the first quarter of 2012 was negative 10.4%, compared to negative 9.1% in the same period one year ago and 7.1% in the previous quarter.

Adjusted loss from operations (non-GAAP) for the first quarter of 2012, which excluded share-based compensation expenses, amortization of acquired intangible assets, and impairment of intangible assets, was US$5.0 million, compared to adjusted loss from operations (non-GAAP) of US$3.8 million in the same period one year ago and adjusted income from operations (non-GAAP) of US$8.5 million in the previous quarter. Adjusted operating margin (non-GAAP) for the first quarter of 2012, which excluded the effect of share-based compensation expenses, amortization of acquired intangible assets, impairment of goodwill, and impairment of intangible assets, was negative 7.5%, compared to negative 6.3% in the same period one year ago and 10.0% in the previous quarter.

Please refer to the attached table captioned “Reconciliation of GAAP Loss from Operations to Non-GAAP Adjusted Loss from Operations” for a reconciliation of loss from operations under U.S. GAAP to adjusted loss from operations (non-GAAP).

Income Tax Expenses

Income tax expenses for the first quarter of 2012 were US$1.9 million, compared to income tax expenses of US$522,000 in the same period one year ago and income tax expenses of US$2.4 million in the previous quarter. The year-over-year increase of tax expenses was primarily due to higher valuation allowance.

Net Loss/Income Attributable to AirMedia’s Shareholders

Net loss attributable to AirMedia’s shareholders for the first quarter of 2012 was US$7.3 million, compared to net loss attributable to AirMedia’s shareholders of US$3.9 million in the same period one year ago and net income attributable to AirMedia’s shareholders of US$4.6 million in the previous quarter. The basic net loss attributable to AirMedia’s shareholders per ADS for the first quarter of 2012 was US$0.12, compared to basic net loss attributable to AirMedia’s shareholders per ADS of US$0.06 in the same period one year ago and basic net income attributable to AirMedia’s shareholders per ADS of US$0.07 in the previous quarter. The diluted net loss attributable to AirMedia’s shareholders per ADS for the first quarter of 2012 was US$0.12, compared to diluted net loss attributable to AirMedia’s shareholders per ADS of US$0.06 in the same period one year ago and diluted net income attributable to AirMedia’s shareholders per ADS of US$0.07 in the previous quarter.

Adjusted net loss attributable to AirMedia’s shareholders (non-GAAP) for the first quarter of 2012, which is net loss attributable to AirMedia’s shareholders excluding share-based compensation expenses, amortization of acquired intangible assets, impairment of goodwill, and impairment of intangible assets, was US$5.4 million, compared to adjusted net loss attributable to AirMedia’s shareholders (non-GAAP) of US$2.3 million in the same period one year ago and adjusted net income attributable to AirMedia’s shareholders (non-GAAP) of US$7.2 million in the previous quarter. Basic adjusted net loss attributable to AirMedia’s shareholders per ADS (non-GAAP) for the first quarter of 2012 was US$0.09, compared to basic adjusted net loss attributable to AirMedia’s shareholders per ADS (non-GAAP) of US$0.03 in the same period one year ago and basic adjusted net income attributable to AirMedia’s shareholders per ADS (non-GAAP) of US$0.11 in the previous quarter. Diluted adjusted net loss attributable to AirMedia’s shareholders per ADS (non-GAAP) for the first quarter of 2012 was US$0.09, compared to diluted adjusted net loss attributable to AirMedia’s shareholders per ADS (non-GAAP) of US$0.03 in the same period one year ago and diluted adjusted net income attributable to AirMedia’s shareholders per ADS (non-GAAP) of US$0.11 in the previous quarter.

Please refer to the attached table captioned “Reconciliation Of GAAP Net Income (Loss) and EPS To Non-GAAP Adjusted Net Income (Loss) and EPS” for a reconciliation of net income (loss) attributable to AirMedia’s shareholders and basic and diluted net income (loss) attributable to AirMedia’s shareholders per ADS under U.S. GAAP to adjusted net income (loss) attributable to AirMedia’s shareholders (non-GAAP) and basic and diluted adjusted net income (loss) attributable to AirMedia’s shareholders per ADS (non-GAAP).

Cash and Restricted Cash

Other than restricted cash of US$8.5 million, cash totaled US$117.9 million as of March 31, 2012, compared to US$112.7 million as of December 31, 2011. The increase in cash from December 31, 2011 was primarily due to positive cash flow from operations.

ADS Repurchases

On March 21, 2011, AirMedia’s board of directors authorized AirMedia to repurchase up to US$20 million of its own outstanding ADSs within two years from March 21, 2011. As of May 6, 2012, AirMedia had repurchased an aggregate of 3,397,915 ADSs on the open market for a total consideration of US$11.1 million.

Other Recent Developments

On May 1, 2012, AirMedia commenced operations of 163 digital TV screens in Hangzhou Xiaoshan International Airport in Zhejiang province.

In April 2012, AirMedia entered into an agreement with Asiaray Advertising Media Ltd. and Guangxi Civil Aviation Development Co., Ltd. to form a joint venture that exclusively operates various media resources in four airports in China’s Guangxi province. These four airports are Nanning Wuxu International Airport, Guilin Liangjiang International Airport, Liuzhou Bailian Airport and Beihai Fucheng Airport. Guangxi Civil Aviation Development Co., Ltd. is a wholly-owned subsidiary of Guangxi Airport Group, which owns and operates these four airports.

Beginning April 6, 2012, in an effort to improve the attractiveness of the Company’s digital frames, AirMedia changed its sales method for stand-alone digital frames in the airports for second-tier and third-tier cities in China. The length of advertising time slot was changed from 12 seconds to six seconds per time slot. The cycle time of advertisements was changed from 10 minutes to five minutes. These changes increased the frequency of exposure for advertisements and had no impact on the time slots available for sale of AirMedia’s digital frames. In addition, advertisers now have the choice to purchase time slots on AirMedia’s stand-alone digital frames at departure halls or arrival halls separately or as a whole in the airports for second-tier and third-tier cities.

On March 30, 2012, AirMedia commenced operations of 14 digital TV screens in Yanji Chaoyangchuan Airport in Jilin province.

Business Outlook

AirMedia currently expects its total revenues for the second quarter of 2012 to range from US$68.0 million to US$70.0 million, representing a year-over-year increase of 16.2% to 19.6% from the same period in 2011.

AirMedia currently expects its concession fees to be approximately US$45.5 million in the second quarter of 2012. The quarter-over-quarter increase from the first quarter of 2012 will be primarily due to the concession fee commitments under concession rights contracts that were newly signed or renewed or are expected to be signed or renewed.

The above forecast reflects AirMedia’s current and preliminary view and is therefore subject to change. Please refer to the Safe Harbor Statement below for the factors that could cause actual results to differ materially from those contained in any forward-looking statement.

Summary of Selected Operating Data

	Quarter Ended March 31, 2012	Quarter Ended December 31, 2011	Quarter Ended March 31, 2011	Y/Y Growth Rate	Q/Q Growth Rate
Digital frames in airports
Number of airports in operation	34	34	35	-2.9%	0.0%
Number of time slots available for sale (2)	32,997	35,423	34,139	-3.3%	-6.8%
Number of time slots sold (3)	12,448	14,189	10,327	20.5%	-12.3%
Utilization rate (4)	37.7%	40.1%	30.2%	7.5%	-2.4%
Average advertising revenue per time slot sold (5)	US$2,565	US$2,698	US$2,924	-12.3%	-4.9%
Digital TV screens in airports
Number of airports in operation	37	36	37	0.0%	2.8%
Number of time slots available for sale (1)	17,683	18,138	18,780	-5.8%	-2.5%
Number of time slots sold (3)	1,663	6,133	3,555	-53.2%	-72.9%
Utilization rate (4)	9.4%	33.8%	18.9%	-9.5%	-24.4%
Average advertising revenue per time slot sold (5)	US$1,304	US$1,528	US$1,465	-11.0%	-14.7%
Digital TV screens on airplanes
Number of airlines in operation	9	9	8	12.5%	0.0%
Number of time slots available for sale (1)	444	414	414	7.2%	7.2%
Number of time slots sold (3)	175	218	232	-24.6%	-19.7%
Utilization rate (4)	39.4%	52.7%	56.0%	-16.6%	-13.3%
Average advertising revenue per time slot sold (5)	US$28,669	US$34,555	US$29,325	-2.2%	-17.0%
Traditional Media in airports
Numbers of locations available for sale (6)	914	950	875	4.5%	-3.8%
Numbers of locations sold (7)	680	707	522	30.3%	-3.8%
Utilization rate (8)	74.4%	74.4%	59.7%	14.7%	0.0%
Average advertising revenue per location sold (9)	US$32,057	US$31,448	US$26,631	20.4%	1.9%

Notes:

(1)

A time slot is defined as a 30-second equivalent advertising time unit for digital TV screens in airports and digital TV screens on airplanes, which is shown during each advertising cycle on a weekly basis in a given airport or on a monthly basis on the routes of a given airline, respectively. AirMedia’s airport advertising programs are shown repeatedly on a daily basis during a given week in one-hour cycles and each hour of programming includes 20 minutes of advertising content, which allows the Company to sell a maximum of 40 time slots per week. The number of time slots available for sale for the digital TV screens in airports during the period presented is calculated by multiplying the time slots available for sale per week per airport by the number of weeks during the period presented when AirMedia had operations in each airport and then calculating the sum of all the time slots available for sale for each of the Company’s network airports. The length of AirMedia’s in-flight programs typically ranges from approximately 45 minutes to an hour per flight, approximately five to 13 minutes of which consist of advertising content. The number of time slots available for sale for our digital TV screens on airplanes during the period presented is calculated by multiplying the time slots per airline per month by the number of months during the period presented when AirMedia had operations on each airline and then calculating the sum of all the time slots available for sale for each of its network airlines.

(2)

A time slot is defined as a 12-second equivalent advertising time for digital frames in airports, which is shown during each standard advertising cycle on a weekly basis in a given airport. AirMedia’s standard airport advertising programs are shown repeatedly on a daily basis during a given week in 10-minute cycles, which allows the Company to sell a maximum of 50 time slots per week. The length of time slot and advertising program cycle of some digital frames in several airports are different from the standard ones. The number of time slots available for sale for the digital frames in airports during the period presented is calculated by multiplying the time slots per week per airport by the number of weeks during the period presented when the Company had operations in each airport and then calculating the sum of all the time slots available for each of its network airports.

(3)

Number of time slots sold refers to the number of 30-second equivalent advertising time units for digital TV screens in airports and digital TV screens on airplanes or 12-second equivalent advertising time units for digital frames in airports sold during the period presented.

(4)

Utilization rate for digital TV screens in airports, digital TV screens on airplanes and digital frames in airports refers to total time slots sold as a percentage of total time slots available for sale during the relevant period.

(5)

Average advertising revenue per time slot sold for digital TV screens in airports, digital TV screens on airplanes and digital frames in airports are calculated by dividing each of the Company’s revenues derived from digital TV screens in airports, digital TV screens on airplanes and digital frames in airports by the respective number of time slots sold.

(6)

The number of locations available for sale in traditional media is defined as the sum of (1) the number of light boxes and billboards in Beijing, Shenzhen, Wenzhou and certain other airports (light boxes and billboards), and (2) the number of gate bridges in certain airports (gate bridges).

(7)

The number of locations sold is defined as the sum of (1) the number of light boxes and billboards sold and (2) the number of gate bridges sold. To calculate the number of light boxes and billboards sold in a given airport, the “utilization rates of light boxes and billboards” in such airport is first calculated by dividing the “total value of light boxes and billboards sold” in such airport by the “total value of light boxes and billboards” in such airport. The “total value of light box and billboard sold” in a given airport is calculated as the daily listing prices of each light boxes and billboards sold in such airport multiplied by their respective number of days sold during the period presented. The “total value of light boxes and billboards” in a given airport is calculated as the sum of quarterly listing prices of all the light boxes and billboards in such airport during the period presented. The number of light boxes and billboards sold in a given airport is then calculated as the number of light boxes and billboards available for sale in such airport multiplied by the utilization rates of light boxes and billboards in such airport. The number of gate bridges sold in a given airport is counted based on numbers in the relevant contracts.

(8)	Utilization rate for traditional media in airports refers to total locations sold as a percentage of total locations available for sale during the period presented.
(9)	Average advertising revenue per location sold is calculated by dividing the revenues derived from all the locations sold by the number of locations sold during the period presented.

Earnings Conference Call Details

AirMedia will hold a conference call to discuss the first quarter 2012 earnings at 7:00 AM U.S. Eastern Time on May 14, 2012 (4:00 AM U.S. Pacific Time on May 14, 2012; 7:00 PM Beijing/Hong Kong time on May 14, 2012). AirMedia’s management team will be on the call to discuss financial results and operational highlights and answer questions.

Conference Call Dial-in Information

U.S.: +1 866 519 4004

U.K.: 08082346646

Hong Kong: +852 2475 0994

International: +1 718 354 1231

Pass code: AMCN

A replay of the call will be available for 1 week between 10:00 a.m. on May 14, 2012 and 11:59 p.m. on May 21, 2012, Eastern Time.

Replay Dial-in Information

U.S.: +1 866 214 5335

International: +1 718 354 1232

Pass code: 74475923

Additionally, a live and archived webcast of this call will be available on the Investor Relations section of AirMedia’s corporate website at http://ir.airmedia.net.cn.

Use of Non-GAAP Financial Measures

AirMedia’s management uses non-GAAP financial measures to gain an understanding of AirMedia’s comparative operating performance and future prospects. AirMedia’s non-GAAP financial measures exclude the following non-cash items: (1) share-based compensation expenses, (2) amortization of acquired intangible assets, (3) impairment of goodwill, and (4) impairment of intangible assets.

Non-GAAP financial measures are used by AirMedia’s management in their financial and operating decision-making, because management believes they reflect AirMedia’s ongoing business and operating performance in a manner that allows meaningful period-to-period comparisons. AirMedia’s management believes that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating AirMedia’s operating performance in the same manner as management does, if they so choose. Specifically, AirMedia believes the non-GAAP financial measures provide useful information to both management and investors by excluding certain charges that the Company believes are not indicative of its core operating results.

The non-GAAP financial measures have limitations. They do not include all items of income and expense that affect AirMedia’s income from operations. Specifically, these non-GAAP financial measures are not prepared in accordance with GAAP, may not be comparable to non-GAAP financial measures used by other companies and, with respect to the non-GAAP financial measures that exclude certain items under GAAP, do not reflect any benefit that such items may confer to AirMedia. Management compensates for these limitations by also considering AirMedia’s financial results as determined in accordance with GAAP. The presentation of this additional information is not meant to be considered superior to, in isolation from or as a substitute for results prepared in accordance with US GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliation of GAAP Net (Loss) Income and EPS and Non-GAAP Adjusted Net (Loss) Income and EPS”, “Reconciliation of GAAP Operating Expenses to Non-GAAP Adjusted Operating Expenses” and “Reconciliation of GAAP (Loss) Income from Operations to Non-GAAP Adjusted (Loss) Income from Operations” set forth at the end of this release.

About AirMedia Group Inc.

AirMedia Group Inc. (Nasdaq: AMCN) is a leading operator of out-of-home advertising platforms in China targeting mid-to-high-end consumers. AirMedia operates the largest digital media network in China dedicated to air travel advertising. AirMedia operates digital frames in 34 major airports and digital TV screens in 37 major airports, including most of the 30 largest airports in China. In addition, AirMedia sells advertisements on the routes operated by nine airlines, including the four largest airlines in China. In selected major airports, AirMedia also operates traditional media platforms, such as billboards and light boxes, and other digital media, such as mega LED screens.

In addition, AirMedia has obtained exclusive contractual concession rights until the end of 2014 to develop and operate outdoor advertising platforms at Sinopec’s service stations located throughout China.

For more information about AirMedia, please visit http://www.airmedia.net.cn.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “confident” and similar statements. Among other things, the Business Outlook section and the quotations from management in this announcement, as well as AirMedia Group Inc.’s strategic and operational plans, contain forward-looking statements. AirMedia may also make written or oral forward-looking statements in its reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about AirMedia’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to: if advertisers or the viewing public do not accept, or lose interest in, AirMedia’s air travel advertising network, AirMedia may be unable to generate sufficient cash flow from its operating activities and its prospects and results of operations could be negatively affected; AirMedia derives most of its revenues from the provision of air travel advertising services, and any slowdown in the air travel advertising industry in China may materially and adversely affect its revenues and results of operations; AirMedia’s strategy of expanding its advertising network by building new air travel media platforms and expanding into traditional media in airports may not succeed, and its failure to do so could materially reduce the attractiveness of its network and harm its business, reputation and results of operations; if AirMedia does not succeed in its expansion into gas station and other outdoors media advertising, its future results of operations and growth prospects may be materially and adversely affected; if AirMedia’s customers reduce their advertising spending or are unable to pay AirMedia in full, in part or at all for a period of time due to an economic downturn in China and/or elsewhere or for any other reason, AirMedia’s revenues and results of operations may be materially and adversely affected; AirMedia faces risks related to health epidemics, which could materially and adversely affect air travel and result in reduced demand for its advertising services or disrupt its operations; if AirMedia is unable to retain existing concession rights contracts or obtain new concession rights contracts on commercially advantageous terms that allow it to operate its advertising platforms, AirMedia may be unable to maintain or expand its network coverage and its business and prospects may be harmed; a significant portion of AirMedia’s revenues has been derived from the six largest airports and four largest airlines in China, and if any of these airports or airlines experiences a material business disruption, AirMedia’s ability to generate revenues and its results of operations would be materially and adversely affected; AirMedia’s limited operating history makes it difficult to evaluate its future prospects and results of operations; and other risks outlined in AirMedia’s filings with the U.S. Securities and Exchange Commission. AirMedia does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Contact:

Raymond Huang

Senior Director of Investor Relations

AirMedia Group Inc.

Tel: +86-10-8460-8678

Email: ir@airmedia.net.cn

AirMedia Group Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In U.S. dollars in thousands)

	March 31, 2012	December 31, 2011
ASSETS:
Current assets:
Cash	117,910	112,734
Restricted cash	8,471	6,363
Accounts receivable, net	85,458	92,823
Prepaid concession fees	25,060	22,909
Amount due from related party	148	148
Other current assets	6,164	6,627
Deferred tax assets -current	5,578	6,061

Total current assets	248,789	247,665

Property and equipment, net	51,870	56,429
Long-term investments	3,737	2,047
Long-term deposits	16,795	15,042
Deferred tax assets - non-current	4,588	5,763
Acquired intangible assets, net	12,875	13,788
Goodwill	20,722	20,734

Total assets	359,376	361,468

LIABILITIES AND EQUITY:
Current liabilities:
Accounts payable (including accounts payable of the consolidated variable interest entities without recourse to AirMedia Group Inc. $61,697 and $68,946 as of December 31, 2011 and March 31, 2012, respectively)	70,616	63,577
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated variable interest entities without recourse to AirMedia Group Inc. $9,585 and $6,904 as of December 31, 2011 and March 31, 2012, respectively)	8,883	11,276
Deferred revenue (including deferred revenue of the consolidated variable interest entities without recourse to AirMedia Group Inc. $11,516 and $11,736 as of December 31 2011 and March 31, 2012, respectively)	11,809	11,522
Income tax payable (including income tax payable of the consolidated variable interest entities without recourse to AirMedia Group Inc. $332 and $364 as of December 31, 2011 and March 31, 2012, respectively)	680	792
Amounts due to related parties (including amounts due to related parties of the consolidated variable interest entities without recourse to AirMedia Group Inc. $443 and $442 as of December 31, 2011 and March 31, 2012, respectively)	442	443

Total current liabilities	92,430	87,610

Deferred tax liability - non-current	3,565	3,800

Total liabilities	95,995	91,410

Equity
Ordinary shares	128	128
Additional paid-in capital	276,251	275,150
Treasury stock	(3,775)	(3,775)
Statutory reserves	8,049	8,049
Accumulated deficits	(45,465)	(38,138)
Accumulated other comprehensive income	30,582	30,734

Total AirMedia Group Inc.’s shareholders’ equity	265,770	272,148

Noncontrolling interests	(2,389)	(2,090)

Total equity	263,381	270,058

Total liabilities and equity	359,376	361,468

AirMedia Group Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In U.S. dollars in thousands, except share and ADS related data)

	Three Months Ended
	March 31, 2012	December 31, 2011	March 31, 2011
Revenues	67,544	87,830	61,353
Business tax and other sales tax	(1,400)	(2,836)	(1,452)

Net revenues	66,144	84,994	59,901
Cost of revenues	62,823	65,764	56,195

Gross profit	3,321	19,230	3,706
Operating expenses:
Selling and marketing *	4,083	4,984	4,289
General and administrative *	6,128	7,245	4,854
Impairment of goodwill	—	1,003	—

Total operating expenses	10,211	13,232	9,143

(Loss)/income from operations	(6,890)	5,998	(5,437)
Interest income	259	247	355
Other income, net	813	716	336

(Loss)/income before income taxes	(5,818)	6,961	(4,746)
Income tax expenses	(1,913)	(2,446)	(522)

Net (loss)/income before net income of equity method investments	(7,731)	4,515	(5,268)
Net income of equity method investments	103	70	58

Net (loss)/income	(7,628)	4,585	(5,210)

Less: Net loss attributable to noncontrolling interests	(301)	(44)	(1,308)

Net (loss)/income attributable to AirMedia Group Inc.’s shareholders	(7,327)	4,629	(3,902)

Net (loss)/income attributable to AirMedia Group Inc.’s shareholders per ordinary share
Basic	(0.06)	0.04	(0.03)
Diluted	(0.06)	0.04	(0.03)
Net (loss)/income attributable to AirMedia Group Inc.’s shareholders per ADS
Basic	(0.12)	0.07	(0.06)
Diluted	(0.12)	0.07	(0.06)
Weighted average ordinary shares outstanding used in computing net (loss)/income per ordinary share - basic	125,241,217	126,546,835	131,876,085
Weighted average ordinary shares outstanding used in computing net (loss)/income per ordinary share - diluted	125,241,217	127,711,965	131,876,085
* Share-based compensation charges included are as follow:
Selling and marketing	297	178	281
General and administrative	695	404	428

AirMedia Group Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

(In U.S. dollars in thousands, except share and ADS related data)

	Three Months Ended
	March 31, 2012	December 31, 2011	March 31, 2011
Net (loss) income	(7,628)	4,585	(5,210)
Other comprehensive (loss) income	(151)	3,474	2,050

Comprehensive (loss) income	(7,779)	8,059	(3,160)
Less: comprehensive loss attributable to the noncontrolling interest	(300)	(72)	(1,305)

Comprehensive (loss) income attributable to AirMedia Group Inc.’s shareholders	(7,479)	8,131	(1,855)

AirMedia Group Inc.

RECONCILIATION OF GAAP NET (LOSS) INCOME AND EPS TO NON-GAAP ADJUSTED NET (LOSS) INCOME AND EPS

(In U.S. dollars in thousands, except share and ADS related data)

	Three Months Ended
	March 31, 2012	December 31, 2011	March 31, 2011
Net (loss)/ income attributable to AirMedia Group Inc.’s shareholders (GAAP)	(7,327)	4,629	(3,902)
Amortization of acquired intangible assets	905	952	939
Share-based compensation	992	582	709
Impairment of goodwill	—	1,003	—

Adjusted net (loss)/ income attributable to AirMedia Group Inc.’s shareholders (non-GAAP)	(5,430)	7,166	(2,254)

Adjusted net (loss)/ income attributable to AirMedia Group Inc.’s shareholders per share (non-GAAP)
Basic	(0.04)	0.06	(0.02)
Diluted	(0.04)	0.06	(0.02)
Adjusted net (loss)/ income attributable to AirMedia Group Inc.’s shareholders per ADS (non-GAAP)
Basic	(0.09)	0.11	(0.03)
Diluted	(0.09)	0.11	(0.03)
Shares used in computing adjusted basic net (loss)/ income attributable to AirMedia Group Inc.’s shareholders per share (non-GAAP)	125,241,217	126,546,835	131,876,085
Shares used in computing adjusted diluted net (loss)/ income attributable to AirMedia Group Inc.’s shareholders per share (non-GAAP)	125,241,217	127,711,965	131,876,085

Note: 1) The Non-GAAP adjusted net (loss) income per share and per ADS are computed using Non-GAAP adjusted net (loss) income and number of shares and ADSs used in GAAP basic and diluted EPS calculation, where the number of shares and ADSs is adjusted for dilution due to the share-based compensation plan.

AirMedia Group Inc.

RECONCILIATION OF GAAP OPERATING EXPENSES TO NON-GAAP ADJUSTED OPERATING EXPENSES

(In U.S. dollars in thousands except for percentages)

	Three Months Ended
	March 31, 2012	December 31, 2011	March 31, 2011
Operating expenses (GAAP)	10,211	13,232	9,143
Amortization of acquired intangible assets	905	952	939
Share-based compensation	992	582	709
Impairment of goodwill	—	1,003	—

Adjusted operating expenses (non-GAAP)	8,314	10,695	7,495

Adjusted operating expenses as a percentage of net revenues (non-GAAP)	12.6%	12.6%	12.5%

AirMedia Group Inc.

RECONCILIATION OF GAAP (LOSS) INCOME FROM OPERATIONS TO NON-GAAP ADJUSTED (LOSS) INCOME FROM OPERATIONS

(In U.S. dollars in thousands except for percentages)

	Three Months Ended
	March 31, 2012	December 31, 2011	March 31, 2011
(Loss)/ Income from operations	(6,890)	5,998	(5,437)
Amortization of acquired intangible assets	905	952	939
Share-based compensation	992	582	709
Impairment of goodwill	—	1,003	—

Adjusted (loss)/ income from operations (non-GAAP)	(4,993)	8,535	(3,789)

Adjusted operating margin (non-GAAP)	-7.5%	10.0%	-6.3%